FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.
Notice to Shareholders dated September 19, 2008 from the registrant's subsidiary Cosan S.A. Indústria e Comércio relating to a capital increase pursuant to the resolutions taken at the Board of Directors’ Meeting of September 19, 2008.

2

Cosan S.A. Indústria e Comércio
Publicly-Held Company
CNPJ 50.746.577/0001-15
NIRE 35300177045

Notice to the Shareholders

We communicate to the shareholders that, in accordance with the resolutions taken at the Board of Directors’ Meeting of Cosan S.A. Indústria e Comércio (the “Company”), which took place on September 19, 2008 (“Board of Directors’ Meeting”), the increase of the Company’s share capital by private subscription, with the award of subscription warrants as an additional benefit to subscribers of the shares object of the capital increase was approved, in accordance with the terms described below:

1.         Capital Increase Value

1.1.      The capital increase was in the amount of R$ 880,000,000.00 (eight hundred and eighty million reais), raising the share capital from R$ 2,935,267,721.62 (two billion, nine hundred and thirty-five million, two hundred and sixty-seven thousand, seven hundred and twenty-one reais and sixty-two cents) to R$3,815,267,721.62 (three billion, eight hundred and fifteen million, two hundred and sixty-seven thousand, seven hundred and twenty-one reais and sixty-two cents).

2.         Quantity and Type of Issued Shares

2.1.      55,000,000 (fifty-five million) common, registered, book-entry and nonpar shares will be issued, corresponding to an increase of 20.18% in the total number of shares issued by the Company existing before the capital increase.

3.         Preemptive Right

3.1.      Considering that this is a capital increase by private subscription, the shareholders who hold the Company’s common shares have the preemptive right of subscription of the capital increase, in accordance with article 171 of Law No. 6,404 of December 15, 1976, as amended (the “Brazilian Corporations Act”), proportionally to the number of shares that they possess on September 22, 2008, subject to the physical and financial settlement of the transactions which take place on the trading session of BM&F BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BOVESPA”) on such day (i) at Companhia Brasileira de Liquidação e Custódia – CBLC; and (ii) Banco Itaú S.A., the financial depositary institution of the Company’s shares (“Reference Date”).

3.2.      This being the case, with the exception of those restricted by law, all of the Company’s shareholders have the right to subscribe the new shares of the Company , in compliance with legal provisions and the provisions of the Company’s organizational documents, and in accordance with the resolution of the Board of Directors’ Meeting, as from the publication of this Notice to the Shareholders, the term for exercise of the preemptive right for acquisition of new shares by the shareholders holding shares on September 22, 2008, Reference Date, is open for a period of 30 days, as per the beginning and ending dates indicated below.

3.3.      The Company’s shareholders shall have the right to subscribe 0.201799292 new common share for each 1 (one) common share that they hold on the Reference Date.

4.         Ex-Subscription Trades

4.1.      Shares acquired on or after September 23, 2008 shall not be entitled to the subscription right.

5.         Subscription of Shares and Trading of Subscription Rights

5.1.      The owners of shares issued by the Company in Brazil may fill out the respective subscription bulletin, which shall be requested at any branch office of Banco Itaú, which is the financial depositary institution of the Company’s book-entry shares, in the period between September 23 and October 22, 2008.

5.2.      The new shares and rights resulting from the capital increase shall not be registered under the U.S. Securities Act of 1933, as altered, nor shall they be registered in accordance with the regulations relating to the capital market of any jurisdiction outside of Brazil. The subscription rights and shares may not be offered or sold in the United States of America or to US Persons without the appropriate registration or based on an applicable exemption. The subscription rights and shares of the capital increase shall only be offered to US Persons that declare themselves to be qualified institutional buyers in accordance with Rule 144 of the Securities Act.

5.3.      The shareholders owning shares issued by the Company that desire to trade their subscription rights may do so, and the shareholders whose shares are owned in custody with Banco Itaú shall be required to request from such institution the respective bulletin assignment of rights, which shall be issued by Banco Itaú, or to give instructions to the securities firm of their choice in order to trade directly on the Stock Exchange.

5.4.      Once a bulletin of assignment of rights has been issued, in accordance with what is set forth in the previous item, and once its effective assignment has been carried out, the corresponding statement on the reverse side of the bulletin of assignment of rights shall be required, with the notarized signature of the assignor.

5.5.      The shareholders shall declare their interest in the reserve of the unsubscribed shares, on the subscription bulletin of the corresponding shares.

6.         Issue Price

6.1.      The issue price is R$ 16.00 (sixteen reais) for each common share, as approved at the Board of Directors’ Meeting.

6.2.      The issue price of the new common shares was determined based on the criterion of the trading price of the shares on BOVESPA, as a consequence of their high trading turnover (CSAN 3 is part of the IBOVESPA, the IbrX-50, and the IbrX indexes), pursuant to Article 170, paragraph 1, numeral III, of Law 6404 of December 15, 1976, as amended, and CVM Orientation Opinion (Parecer de Orientação) no. 1 of September 27, 1978.

7.         Dividends

7.1.      The shares issued, following the ratification of the respective capital increase by the Board of Directors, shall be entitled to the receipt of full dividends that are declared by the Company as from the date of their subscription, with respect to the period beginning on May 1, 2008, and to all other benefits that are granted to the remaining owners of the Company’s common shares as from that moment, under equal conditions as those of the rest of the shares issued by the Company.

8.         Term of Exercise for the Right of Subscription

Beginning: September 23, 2008.
Ending: October 22, 2008.

9.         Form of Payment

9.1.      The payment of the shares shall be made in cash, in Brazilian national monetary currency, upon the act of subscription.

10.       Procedure for the Subscription of Unsubscribed Shares

10.1.    Following the end of the term for exercise of the preemptive right, the shareholders that declare their interest in the reserve of unsubscribed shares, on the subscription bulletin, shall have a term of 2 (two) business days following the notice of verification of unsubscribed shares, which shall begin on October 28, 2008 and end on October 29, 2008, for the subscription of unsubscribed shares. The unsubscribed shares shall be prorated between such shareholders in proportion to the participation of each shareholder in the share capital (not taking into consideration the participations of the other shareholders), subject to the limits of reserve declared in the subscription bulletin.

10.2.    The maximum number of shares that shall fall to each subscriber shall be determined by means of the multiplication of the total number of shares that are unsubscribed, by the percentage calculated by means of the division of the number of shares subscribed by the respective subscriber, by the total number of shares subscribed by all of the subscribers that have requested a right to the unsubscribed shares, provided that the maximum number of unsubscribed shares that shall fall to each subscriber in the second apportionment is calculated based on the result of the first apportionment.

10.3.    Each subscriber shall initially subscribe the unsubscribed shares with respect to the common shares subscribed, in the exercise of the preemptive right, up to the limit of the maximum number of unsubscribed common shares to which the respective subscriber shall have a right, calculated in accordance with item 10.2, in a number to be determined by means of the division of (i) the number of common shares, subscribed by the respective subscriber that has requested the right to the unsubscribed shares by (ii) the total number of common shares subscribed by all of the subscribers that have requested a right to the unsubscribed shares, it being understood that the direct controlling shareholder, Cosan Limited, voiced at the Board of Directors’ Meeting its intention to subscribe all of the unsubscribed shares.

10.4.    The unsubscribed shares that are not subscribed following the first apportionment shall be apportioned once again among the shareholders that voice their interest in the reserve of the new unsubscribed shares on the subscription list of unsubscribed shares. The shareholders shall have the term of 2 (two) business days following the notice of verification of the unsubscribed shares of the first apportionment, which shall begin on November 2, 2008 and end on November 3, 2008, for the subscription of new unsubscribed shares, in compliance with the procedure described in items 10.2 and 10.3.

11.       Documentation for the Subscription of Shares and for the Assignment of Rights of Subscription

11.1.    Natural Person: Identification Card, Individual Taxpayers’ Registry (CPF) and proof of residence.

11.2.    Legal Entity: authenticated copy of the most recent by-laws or consolidated article of association, card of enrollment with the National Registry of Legal Entities (CNPJ), corporate documentation granting powers of representation and authenticated copies of the CPF, Identification Card and proof of residence of each of its representatives. Investors residing outside of Brazil may be obliged to present other representation documents.

11.3.    In the case of representation by an attorney-in-fact, it shall be necessary to submit the respective public power of attorney.

12.       Location of Assistance

12.1.    At the following branch offices of Banco Itaú and by means of Investfone: (11) 5029-7780.

São Paulo (SP)	Rua Boa Vista, 176
Rio de Janeiro (RJ)	Rua Sete de Setembro, 99 A, Centro
Belo Horizonte (MG)	Rua João Pinheiro, 195, Térreo
Curitiba (PR)	Rua João Negrão, 65
Porto Alegre (RS)	Rua Sete de Setembro, 746
Brasília (DF)	SDN CJ NAC BRA LJ T4 T5
SC Sul Quadra 7, Bloco A P03, LJ 546
Salvador (BA)	Avenida Estados Unidos, 50, 2º andar

13.       Credit of Shares

13.1.    The credit of shares shall occur following 1 (one) business day from the ratification date of the share capital increase.

14.       Subscription Warrants

14.1.    It will be granted, as an additional benefit to the subscribers of each new share, 1 (one) subscription warrant issued by the Company (“Subscription Warrant”), issued in one single series, totaling the issuance of 55,000,000 (fifty-five million) Subscription Warrants.

14.2.    Value of the Issuance: The Subscription Warrants will be issued without value, as they will be conferred as an additional benefit to the subscribers of shares.

14.3.    Number of Shares: Each Subscription Warrant will grant its holder the right to subscribe 0.6 (six-tenths) of a common share, the distribution of fractions of shares not being permitted.

14.4.    Expiration Date: The Subscription Warrants will be valid as of their issuance date until December 31 2009 (“Warrant Expiration Date”).

14.5.    Term and Form of Exercise: The Subscription Warrants may be exercised at any time, as of their issuance until the Warrant Expiration Date, at the holder’s exclusive discretion, except for the days when Shareholders’ General Meetings take place, and they shall express their intention by means of an exercise request, to be effected in writing to the Company. For all legal effects and purposes, the exercise date shall be the date the Company receives the exercise request.

14.6.    Form: The Subscription Warrants shall be in book-entry form.

14.7.    Issuance: The warrants will be automatically issued upon the issuance of shares.

14.8.    Exercise Price: Considering that each Subscription Warrant will confer on its holder the right to subscribe 0.6 (six tenths) of a common share, the distribution of fractions of shares not being permitted, the exercise price of each amount of Subscription Warrants which totals one share is R$16.00 (sixteen reais) per share, the same issue price of the shares approved for issuance in (I) above (“Exercise Price”)

14.9.    Subscription and Paying-up: The subscription of the shares resulting from the exercise of each Subscription Warrant will occur upon the exercise of the right and the payment of the shares then subscribed must be effected in cash, in Brazilian currency, upon subscription. In case the holder of Subscription Warrants, for any reason, does not hold Subscription Warrants in sufficient number so as to be entitled to receive a whole number of shares, the fractions shall not be considered, with the payment of the difference in cash in Brazilian currency not permitted.

14.10.  Periodic Update of the Number of Shares: Every 90 (ninety) days, counted as of the start of the term of exercise, and for as long as there are Subscription Warrants in circulation, a Board of Directors Meeting or Extraordinary General Meeting shall take place in order to amend the Company’s Bylaws, registering the new amount of the share capital, in case the right conferred by the Subscription Warrants has been exercised in such period.

14.11.  Rights and Benefits of the Shares Resulting from the Exercise: The common shares issued by the Company as a result of the exercise of the right granted by the Subscription Warrant, within the limits of the Company’s authorized share capital, will be entitled to receive fully any dividends that may be declared by the Company as of the exercise of the Subscription Warrants, referring to the financial year in which the shares were subscribed, and all the other rights and benefits that are conferred to the other holders of common shares issued by the Company as of then, in equal conditions with the other shares issued.

14.12.  Fractions: The fractions of the Company’s shares resulting from the exercise of the Subscription Warrants will not be considered, as the holders of the Subscription Warrants may only exercise their Subscription Warrants in whole numbers of shares.

14.13.  Trading: The Subscription Warrants hereby issued by the Company shall be traded separately from the shares in relation to which they were conferred as an additional benefit to their subscribers.

15.     Warnings

15.1.  This offer is intended for the acquisition of securities of a Brazilian Company, being subject to the disclosure requirements practiced in Brazil, which typically differ from those required in other countries.

15.2.  More information may be obtained at the Company’s Department of Investor Relations, located at Avenida Juscelino Kubitschek, nº. 1726, 6º andar, Vila Olímpia, City of São Paulo, State of São Paulo, or by telephone (11) 3897-9797, fax (11) 3897-9798 or on our website www.cosan.com.br.

São Paulo, September 19, 2008.

Paulo Diniz
Vice-President Officer of Finance and
Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	September 22, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer